Green Star Products, Inc.

June 5, 2024

Sarah Sidwell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Green Star Products, Inc. Offering Statement on Form 1-A Originally Filed on March 21, 2024 File No. 024-12413

Dear Ms. Sidwell:

This letter sets forth the request of Green Star Products, Inc., (“GSPI” or the “Company”) for Qualification of its Regulation A Offering on Form 1-A, as amended.

Kindly be advised that Green Star Products, Inc. requests that its Regulation A Offering on Form 1-A, as amended, be qualified on Friday June 7, 2024, at 12pm Eastern Time, or as soon as practical thereafter. The Company affirms it is prepared for qualification in at least one state for its securities offering.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (817) 591-4577. Thank you for your attention to this matter.

Sincerely,

/s/ Dennis Hopkins
By:	Dennis Hopkins
Title:	CEO & Director